KH 7/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

[redacted]

11021650

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Title Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street; Suite 424
(No. and Street)

Chicago, (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcus C. Rodriguez (312) 641-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404, (Address) Chicago, (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 7/15

OATH OR AFFIRMATION

I, Marcus C. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Title Securities, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____
Signature

President
Title

Sworn and subscribed to me on the 25th day of May, 2011.

____
Notary Public

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Title Securities, Inc.
Chicago, Illinois 60603

We have audited the accompanying statement of financial condition of Title Securities, Inc. as of March 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Title Securities, Inc. as of March 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
May 25, 2011

TITLE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011

ASSETS

Cash and cash equivalents	$ 1,309,502
Receivables - other	589,850
Deposits with brokers and clearing organizations	401,774
Securities owned	
Not readily marketable, at estimated fair value	7,915
Prepaid expenses	15,000
Other assets	1,347
Total assets	$ 2,325,388

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		$ 718,942
Loan payable, subordinated to the claims of general creditors		1,000,000
Total liabilities		$ 1,718,942
Stockholder's Equity		
Common stock, $1 par value; 15,000 shares authorized, 5,000 shares issued and outstanding	$ 5,000	
Retained earnings	601,446	
Total stockholder's equity		606,446
Total liabilities and stockholder's equity		$ 2,325,388

The accompanying notes are an integral part of these financial statements.

TITLE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2011

REVENUE		
Pass through execution charges	$ 11,528,261	
Commission income	2,860,557	
Trading income	15,322	
Interest and dividends	6,287	
Other income	3,615	
Total revenue		$ 14,414,042
EXPENSES		
Pass through execution charges	10,489,863	
Compensation and related costs	461,876	
Clearing, execution and fees	2,653,582	
Interest expense	75,067	
Regulatory fees	179,314	
Quotation services and communications	69,062	
Occupancy	12,864	
Professional fees	90,048	
Other expenses	24,468	
Total expenses		14,056,144
Net income before income taxes		357,898
PROVISION FOR INCOME TAXES		143,813
Net income		$ 214,085

The accompanying notes are an integral part of these financial statements.

TITLE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

		Common Stock		Retained Earnings		Total Stockholder's Equity
Balance, beginning of year	$	5,000	$	387,361	$	392,361
Net income for the year ended March 31, 2011		-		214,085		214,085
Balance, end of year	$	5,000	$	601,446	$	606,446

The accompanying notes are an integral part of these financial statements.

TITLE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net income	$ 214,085	
Adjustments to reconcile net income to net cash from (to) operating activities:		
(Increase) Decrease in:		
Receivable - other	86,067	
Deposits with brokers and clearing organizations	390,726	
Securities owned	(3,114)	
Prepaid expenses	(13,928)	
Other assets	(51)	
Increase (Decrease) in:		
Accounts payable and accrued expense	(31,492)	
Net cash flows from (to) operating activities		$ 642,293
CASH FLOWS FROM (TO) FINANCING ACTIVITIES		-
Net increase (decrease) in cash		642,293
Cash and cash equivalents at beginning of year		667,209
Cash and cash equivalents at end of year		$ 1,309,502

SUPPLEMENTAL INFORMATION

Interest expense paid during the year ended March 31, 2011 was:	$ 90,067
Income taxes paid during the year ended March 31, 2011 were:	$ 180,010

The accompanying notes are an integral part of these financial statements.

TITLE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

(1) ORGANIZATION AND GENERAL

Title Securities, Inc. (formerly Direct Access Brokerage Services, Inc.), "the Company", was incorporated in the State of Illinois on February 13, 1985. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. and various exchanges. The Company is also registered with the National Futures Association (NFA) as an introducing broker. The Company's principal business is providing security execution services.

Pursuant to an Article of Amendment filed with the State of Illinois on August 3, 2010, the Company's name was changed to Title Securities, Inc.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Title Securities, Inc. clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Title Securities, Inc. in preparing the accompanying financial statements is set forth below.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB).

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a

(2) SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair Value Measurement (cont'd)
liability (i.e. the exit price') in an orderly transaction between market participants at the measurement date.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and credit curves. Fair Value establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs, market participants would use in pricing the asset or liability developed based on the information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company classifies its securities owned as a Level 2 security at March 31, 2011.

Income Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis.

(3) CLEARING AGREEMENTS WITH OFF-BALANCE SHEET RISK

The Company has entered into agreements with other broker/dealers (Clearing Broker/Dealers) whereby broker/dealers will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing

(3) CLEARING AGREEMENTS WITH OFF-BALANCE SHEET RISK (cont'd)

broker/dealer. The Company has deposited $401,774 with the clearing broker/dealers to assure the Company's performance under the agreements.

The Company is obligated for nonperformance by customers it has introduced to the clearing brokers. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing brokers on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the fiscal year ended March 31, 2011.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at March 31, 2011, the Company had net capital and net capital requirements of $1,550,704 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the stockholder.

(5) COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under a month-to-month operating lease arrangement. Rent expense for the year ended March 31, 2011 was $12,864.

(6) LIABILITIES SUBORDINATED TO CREDITORS

The borrowing under a subordination agreement at March 31, 2011 is listed below:

Subordinated loan agreement, at seven and one-half percent (7.50%), due February 28, 2013	$1,000,000

Interest expense in the amount of $75,000 was paid on this borrowing during the fiscal year ended March 31, 2011.

This subordinated borrowing is covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commisson's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(7) INCOME TAXES

Management has evaluated the effects of adoption of FASB ASC 740, *Income Taxes*, to the Company and has determined no provision for income tax is required in the Company's

(7) INCOME TAXES (cont'd)

financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. The Company's tax returns for the current and three prior years are subject to review by tax authorities.

(8) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(9) SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through May 25, 2011, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Title Securities, Inc. as of 3/31/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 606,446	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			606,446	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1,000,000	3520
	B. Other (deductions) or allowable credits (List)			33	3525
5.	Total capital and allowable subordinated liabilities			$ 1,606,446	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 55,742	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items 29 ___ 3450				
	C. Aged short security differences-less reserve of $ ___ 3460 30		3580		
	number of items ___ 3470				
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(55,742)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 1,550,704	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper	31	3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities	32	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 1,550,704	3750

OMIT PENNIES

Line 6A; Non-Allowable Assets

Receivables-other	$ 31,480
Securities owned-non marketable	7,915
Prepaid expenses	15,000
Other assets	1,347
Total	$ 55,742

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Title Securities, Inc. as of 3/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	47,929	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	1,300,704	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	1,250,704	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	718,942	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	718,942	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	46	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	46	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page **8**)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page **8**)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	62	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Date: 4/25/11 4:51 PM
Status: Accepted

BROKER OR DEALER

TITLE SECURITIES, INC.

as of 03/31/11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	[4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3. Monies payable against customers' securities loaned (see Note C)		[4360]		
4. Customers' securities failed to receive (see Note D)		[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7. ** Market value of short security count differences over 30 calendar days old		[4400]		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10. Other (List)		[4425]		
11. TOTAL CREDITS			$ -0-	[4430]

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	[4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		[4465]		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		[4467]		
17. Other (List)		[4469]		
18. ** Aggregate debit items			$	[4470]
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	[4471]
20. ** TOTAL 15c3-3 DEBITS			-0-	[4472]

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$	[4480]
22. Excess of total credits over total debits (line 11 less line 20)		[4490]
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	-0-	[4500]
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		[4510]
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		[4520]
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	[4530]
27. Date of deposit (MMDDYY)		[4540]

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly ______ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

Date: 4/25/11 4:51 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

TITLE SECURITIES, INC. as of 03/31/11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) . . . . $ ____ [4550]

B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained . . . . ____ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
Wedbush Securities, Inc.; Penson Financial Services, Inc.; Advantage Futures, LLC [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission . . . . ____ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ____ [4586]

A. Number of items . . . . ____ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . ____ [4588]

A. Number of items . . . . $ ____ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ____ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

TITLE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED MARCH 31, 2011

Balance at March 31, 2010	$ 1,000,000
Increases	-
Decreases	-
Balance at March 31, 2011	$ 1,000,000

The accompanying notes are an integral part of these financial statements.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Stockholder
Title Securities, Inc.

In planning and performing our audit of the financial statements of Title Securities, Inc. (the Company) as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-

5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

+ Assoc.

Bradford R. Dooley & Associates

Chicago, Illinois
May 25, 2011

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Shareholder
Title Securities, Inc.
39 South LaSalle Street; Suite 424
Chicago, IL 60603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to March 31, 2011, which were agreed to by Title Securities, Inc. (the Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective copies of checks or check stubs issued. A difference was discovered on the SIPC-7 form. The Company has amended the SIPC-7 and paid an additional amount on May 25, 2011;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2011 with the amounts reported in Form SIPC-7 for the period from April 1, 2010 to March 31, 2011. A difference was discovered on the SIPC-7 form. The Company has amended the SIPC-7 and paid an additional amount on May 25, 2011;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. A difference was discovered on the SIPC-7 form. The Company has amended the SIPC-7 and paid an additional amount on May 25, 2011;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. A difference was discovered on the SIPC-7 form. The Company has amended the SIPC-7 and paid an additional amount on May 25, 2011;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [not applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
May 25, 2011

TITLE SECURITIES, INC.
39 SOUTH LASALLE STREET
SUITE 424
CHICAGO, IL 60603

SCHEDULE OF SIPC ASSESSMENT & PAYMENTS
FOR THE YEAR ENDED MARCH 31, 2011

Date Paid	Description		SIPC Assessment
October 21, 2010	SIPC 6 from 4/01/10 - 9/30/10	$	1,160
April 26, 2011	SIPC 7 from 4/01/10 - 3/31/11		1,907
May 25, 2011	Amended SIPC 7 from 4/01/10 - 3/31/11		179
	Total Payments	$	3,246
	Total Required Per SIPC 7 (4/01/10 through 3/31/11)	$	3,246

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033556
Title Securities, Inc.
Attn: Marcus C. Rodriguez
39 S. LaSalle Street; Suite 424
Chicago, IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marcus C. Rodriguez (312) 641-9100

2. A. General Assessment (item 2e from page 2) $ 3,246

B. Less payment made with SIPC-6 filed (exclude interest) (3,067)

10/21/10 & 4/26/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 179

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 179

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 179

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Title Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25th day of May, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2010
and ending March 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,414,042
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	13,077
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13,093,353
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,115
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,287	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,287
Total deductions	13,115,832
2d. SIPC Net Operating Revenues	$ 1,298,210
2e. General Assessment @ .0025	$ 3,246

(to page 1, line 2.A.)